
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
NeuraMetrix, Inc.

Legal status of issuer

>   *Form*
>   Corporation
>
>   *Jurisdiction of Incorporation/Organization*
>   North Carolina
>
>   *Date of organization*
>   February 28, 2022

Physical address of issuer
65 Merrimon Avenue, #1181, NeuraMetrix, Inc., 725 Merrimon Ave #8845, Asheville, NC 28801-2322

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,002.07	$1,902.00
Cash & Cash Equivalents	$562.34	$457.00
Accounts Receivable	$1,039.73	$1,044.00
Short-term Debt	$157,944.78	$113,866.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$22,265.00
Taxes Paid	$200.00	$200.00
Net Income	-$64,038.93	-$48,478.00


April 16, 2026

FORM C-AR

NeuraMetrix, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by NeuraMetrix, Inc., a North Carolina Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.neurametrix.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 16, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this

Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

NeuraMetrix, Inc. (the "Company") is a North Carolina Corporation, formed on February 28, 2022.

The Company is located at 65 Merrimon Avenue, #1181, NeuraMetrix, Inc., 725 Merrimon Ave #8845, Asheville, NC 28801-2322.

The Company's website is https://www.neurametrix.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

NeuraMetrix, Inc is a startup with four people, geographically spread, and several key opinion leaders as our advisors. We discovered using typing cadence to measure brain health and detect neurological diseases and mental health disorders.

RISK FACTORS

Risks Related to the Company's Business and Industry

1.Material factors that make an investment in NeuraMetrix, Inc. speculative or risky:
Third parties might infringe upon our technology: We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of patents, trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners, and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any intellectual property rights could result in significant financial expenses and managerial resources. If we were to initiate legal proceedings against a third party to enforce a patent claiming one of our technologies, the defendant may assert that our patent is invalid and/or unenforceable or does not cover its processes, components or future products. Proving patent

infringement can be difficult. Any loss of patent protection or difficulty in enforcing intellectual property rights would have a material adverse impact on our business.

2. Start-up investing is risky: Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

3. Any valuation at this stage is difficult to assess: Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

4. No governmental agency has reviewed the Company's offering, and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this Offering.

5. We are dependent on general economic conditions: Potential customers may be less willing to invest in innovation and technological improvements in an economic downturn. This may temporarily reduce our market size.

6. Our management may not be able to control costs in an effective or timely manner: The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted.

7. Our future growth depends on our ability to develop and retain customers: Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

8. Our ability to succeed depends on how successful we will be in our fundraising efforts: We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. Current and future competitors may be able to draw on substantially greater financial resources than those available to the Company to develop products that are easier to commercialize or become more popular with the potential consumers of our products.

9. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us: The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business

relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

10. Your shares are not easily transferable: You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs, if ever.

11. The Company likely will not pay dividends for the foreseeable future: Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase Securities in the Offering.

12. You may only receive limited ongoing disclosure: While the Company must disclose certain information, since the Company is at an early stage, it is only able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

13. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO): If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

14. Future fundraising may affect the rights of investors: The Company is raising funds to finance its expansion plans, and may raise additional funds in the future, either through offerings of securities or borrowing from banks or other lending sources. The terms of future capital raises or loan agreements may include covenants that give security holders or creditors greater control over the Company's ability to raise additional funds and use of its assets.

15. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

16. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

17. The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

18. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering; the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

19. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

20. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

21. The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

22. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

23. There is no present public market for these Securities, and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

NeuraMetrix, Inc., is a startup with four people, geographically spread, and several key opinion leaders as our advisors. We discovered using typing cadence to measure brain health and detect neurological diseases and mental health disorders.

Business Plan

NeuraMetrix, Inc., is a startup with four people, geographically spread, and several key opinion leaders as our advisors. We discovered that typing cadence can be used to measure brain health and detect neurological diseases and mental health disorders. We developed a passive, remote monitoring, non-invasive tool to detect and monitor diseases. The technology consists of the internet and software only; thus, our costs are very low. We sell primarily to pharma companies, which use our technology in clinical trials. With regulatory permissions, we plan to sell t hospitals, clinics, and medical researchers. Eventually, we may pursue a consumer market – in particular, the 'worried well' segment - e.g., people who have neurological disease or mental health issues in the family.

OUR STORY: Both co-founders' fathers passed away due to the lack of treatments for brain disease or injury. Both of us have a background in data security and set out to rid the world of passwords, using typing cadence. We had developed a working product, and one day someone said, 'I bet you that can also be used to detect Alzheimer's.' We then met Bob Mahley (Founder of the Gladstone Institutes and its president for 35 years, with 30 years' work in Alzheimer's, and a mentor to the 2012 Nobel winner). He said: 'We have been looking for this for 30 years!' Later, in a larger meeting, he said, 'I don't think we can defeat Alzheimer's without this technology.' With that, our mission in life was clear.

PROBLEM: Large numbers of people suffer from and ultimately die from Alzheimer's, Parkinson's, and other brain diseases after years of agony. You probably know somebody who has succumbed to these diseases. The problem is a lack of good measurements. You cannot stick a barometer into your brain and get a useful readout; without good measurements, good treatments cannot be developed. Peter Thiel recently lamented the lack of progress against Alzheimer's. The main medicine used for Parkinson's was introduced 40 years ago.

SOLUTION: We have found what we believe is the closest thing to a barometer in your brain. It happens to be something most of us do a lot of – typing. Typing is one of our strongest habits, thus hardwired in our brains. When the brain is attacked by disease or injured, its wiring can break down – but very slowly and in small increments. We created a tool to measure typing consistency, thus the strength of the habit. We then correlated it to disease and found it could very accurately measure disease. Furthermore, the tool can create 'fingerprints' of diseases, potentially enabling significant improvements in diagnosis, a major problem in both neurology and psychiatry. Our product operates solely in the background: a patient installs a small piece of software on his/her device (PC) that records data on all keystrokes (no test is used). Our backend and data display for pharma or researchers is completely self-service. With our background in data security, we believe we have developed a product that is free of privacy issues and cannot be hacked. Our technology is well protected by 6 patents issued: 4 in the US, 1 in Japan, and 1 in the EU. 2 non-provisional applications filed in the US.

BUSINESS MODEL: Our business is all B2B, we charge: • pharma customers $100 per subject (patients or healthy controls) per month, all inclusive. • clinics and research institutions $100 per subject, with fees for additional work. We currently sell primarily to the pharma sector to maintain a stable cash flow. Later, we plan to turn to the very large, global market of clinics and hospitals. This would require significantly more resources, as we would need local partners or our own sales force. Yet later, we plan to pursue the consumer market, particularly the 'worried well' segment, i.e., people whose parents have a brain disease.

OBJECTIVES: Our exit will likely be a sale to a pharma company or to a company in a related business, eager to expand into additional health care applications. To reach our goals, and given that the cost of delivery is very low, we intend to stay lean and continuously build our base of applications, our collection of disease fingerprints, and the geography, languages, and alphabets we cover.

NeuraMetrix, Inc., currently has 4 employees.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jan Samzelius

All positions and offices held with the Company and date such position(s) was held with start and ending dates

02/28/2022 - Present - NeuraMetrix, Inc. (North Carolina) Co-founder, CEO, CTO and Chairman

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

02/28/2022 - Present - NeuraMetrix, Inc. (North Carolina) Co-founder, CEO, CTO and Chairman

Education

Jan holds a BSc in Economics from the Stockholm School of Economics (Sweden), graduating with honors and an MBA from Harvard Business School.

Name

Christian Olsson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

02/28/2022 Present - NeuraMetrix, Inc. (North Carolina) - Co-Founder, VP of Marketing and Board Member

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

02/28/2022 Present - NeuraMetrix, Inc. (North Carolina) - Co-Founder, VP of Marketing and Board Member

Education

Christian holds an MBA from Lund University (Sweden) and a Mechanical Engineering Degree from the Tycho Brahe Technical College (Sweden).

Name

Susan DiGiaimo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

02/28/2022 - Present - NeuraMetrix, Inc. (North Carolina) - EVP Strategic Partnerships

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

02/28/2022 - Present - NeuraMetrix, Inc. (North Carolina) - EVP Strategic Partnerships

Education

Susan holds an BBA Business Administration and Management from Ithaca College (New York).

Name

Oleg Salyakhov

All positions and offices held with the Company and date such position(s) was held with start and ending dates

02/28/2022 - NeuraMetrix, Inc. (North Carolina) - VP of Engineering

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

02/28/2022 - NeuraMetrix, Inc. (North Carolina) - VP of Engineering

Education

Oleg holds an MS in Computer Science.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to North Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	903,469
Voting Rights	There are voting rights.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None of the Company's existing debt is convertible into equity, and there are no warrants, options or other convertible instruments outstanding.
Other Material Terms or information.	

Type of security	Common Stock
Amount outstanding	133
Voting Rights	The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Jan Samzelius
Amount outstanding	$12,244.00
Interest rate and payment schedule	0.0%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Notes
Name of creditor	Christian Olsson
Amount outstanding	$113,872.00
Interest rate and payment schedule	0.0%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Notes
Name of creditor	NeuraMetrix AB
Amount outstanding	$15,930.10
Interest rate and payment schedule	0.0%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

The total amount of outstanding debt of the company is $142,046.10.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	1,248	$9,249.00	Proceeds were used on operations of the business.	December 31, 2022	Section 4(a)(2)
Common Stock	3,000	$6,000.00	Intermediary Fees, Personnel, Travel, Conferences, Product Development incl Fleksy, Data-Storage & Scale, Research Studies, Translations to other languages, Regulatory / eQMS, Legal + patents, Marketing, Office Materials.	January 29, 2024	Section 4(a)(2)

Common Stock	600	$1,200.00	Intermediary Fees, Personnel, Travel, Conferences, Product Development incl Fleksy, Data-Storage & Scale, Research Studies, Translations to other languages, Regulatory / eQMS, Legal + patents, Marketing, Office Materials.	January 30, 2024	Section 4(a)(2)
Common Stock	15,000	$30,000.00	Intermediary Fees, Personnel, Travel, Conferences, Product Development incl Fleksy, Data-Storage & Scale, Research Studies, Translations to other languages, Regulatory / eQMS, Legal + patents, Marketing, Office Materials.	March 14, 2024	Section 4(a)(2)

Common Stock	1,295	$11,538.00	Intermediary Fees, Personnel, Travel, Conferences, Product Development incl Fleksy, Data-Storage & Scale, Research Studies, Translations to other languages, Regulatory / eQMS, Legal + patents, Marketing, Office Materials.	August 16, 2023	Regulation CF
Common Stock	10,000	$20,000.00	Intermediary Fees, Personnel, Travel, Conferences, Product Development incl Fleksy, Data-Storage & Scale, Research Studies, Translations to other languages, Regulatory / eQMS, Legal + patents, Marketing, Office Materials.	April 16, 2025	Section 4(a)(2)

Common Stock	37,500	$37.50	Intermediary Fees, Personnel, Travel, Conferences, Product Development incl Fleksy, Data-Storage & Scale, Research Studies, Translations to other languages, Regulatory / eQMS, Legal + patents, Marketing, Office Materials.	December 15, 2025	Section 4(a) (2)
Common Stock	30,000	$30.00	Intermediary Fees, Personnel, Travel, Conferences, Product Development incl Fleksy, Data-Storage & Scale, Research Studies, Translations to other languages, Regulatory / eQMS, Legal + patents, Marketing, Office Materials.	December 19, 2025	Section 4(a) (2)
Warrants	50,000	$0.00		December 19, 2025	Section 4(a) (2)

Ownership

The founders and management, Jan Samzelius, Christian Olsson, Oleg Salyakhov, and Susan DiGiaimo, own 74% of the company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Jan Samzelius	43.1%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

NeuraMetrix, Inc. was formed in North Carolina on February 28, 2022. The Company invented a passive digital biomarker measuring the inconsistency of a person's typing cadence to monitor brain health. The Company plans to use this biomarker first for pharmaceutical and biotechnology clinical research, secondly for employee wellness programs, neurology and psychiatric clinics, and lastly for patients that suffer from neurological diseases and psychiatric disorders, as well as for broader applicability like sports medicine and occupational health services. Delivery of the Company's product costs very little. Over the past three years, the Company has received some revenue from customers. Thus, its cash needs have been very limited, largely covered by the founders and a couple of angel investors. Results of Operations: During the period January 1, 2024, through December 31, 2025, the Company recorded revenues of $0, and cost of goods sold of $43,729, resulting in a gross loss for the period of $43,729. Additionally, the Company recorded operating expenses of $91,053, resulting in a net loss of $134,782 for the period. Liquidity & Capital Resources: During 2024, the Company received three separate equity investments totaling $37,200, in addition to the Crowdfunding campaign, which brought in $11,232. In 2025, we received four separate equity investments for $20,087. The outstanding balance of the note payable is $51,607. On December 31, 2025, the Company had cash of $562.34 and negative working capital of $19,955.34.

Our sales efforts in the pharmaceutical industry are finally starting to show results. We anticipate closing the first large order, for $880K, soon. Further, even larger orders are in the pipeline. We expect to reach profitability in 2027.

Liquidity and Capital Resources

On December 31, 2022, the Company conducted an offering pursuant to Section 4(a)(2) and raised $9,249.00.

On January 29, 2024, the Company conducted an offering pursuant to Section 4(a)(2) and raised $6,000.00.

On January 30, 2024, the Company conducted an offering pursuant to Section 4(a)(2) and raised $1,200.00.

On March 14, 2024, the Company conducted an offering pursuant to Section 4(a)(2) and raised $30,000.00.

On August 16, 2023, the Company conducted an offering pursuant to Regulation CF and raised $11,538.00.

On April 16, 2025, the Company conducted an offering pursuant to Section 4(a)(2) and raised $20,000.00.

On December 15, 2025, the Company conducted an offering pursuant to Section 4(a)(2) and raised $37.50.

On December 19, 2025, the Company conducted an offering pursuant to Section 4(a)(2) and raised $30.00.

On December 19, 2025, the Company conducted an offering pursuant to Section 4(a)(2) and raised $0.00.

Capital Expenditures and Other Obligations
N/A

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Jan Samzelius
Relationship to the Company	CEO
Total amount of money involved	$12,244.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Debt
Related Person/Entity	Christian Olsson
Relationship to the Company	VP of Marketing
Total amount of money involved	$113,872.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	

Description of the transaction   Debt
/s/Jan Samzelius Conflicts of Interest   (Signature)

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

_____

(Name)Chief Executive Officer, Board Member Jan Samzelius
(Title)

       Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Balance Sheet

NeuraMetrix, Inc.

As of December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Initiate Business Checking℠ (5715) - 1	536.10
Wise Checking Account	26.24
Total for Bank Accounts	**$562.34**
Accounts Receivable	
Accounts receivable (A/R)	1,039.73
Total for Accounts Receivable	**$1,039.73**
Other Current Assets	
Loans to officers	400.00
Payments to deposit	0.00
Total for Other Current Assets	**$400.00**
Total for Current Assets	**$2,002.07**
Total for Assets	**$2,002.07**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	106,337.14
Total for Accounts Payable	**$106,337.14**
Other Current Liabilities	
Short-term business loans	15,930.10
Short-term loans from shareholders	35,677.54
Total for Other Current Liabilities	**$51,607.64**
Total for Current Liabilities	**$157,944.78**
Total for Liabilities	**$157,944.78**
Equity	
Common stock	86,917.44
Opening balance equity	9.00
Retained Earnings	-178,830.22
Net Income	-64,038.93
Total for Equity	**-$155,942.71**
Total for Liabilities and Equity	**$2,002.07**

I, Jan Samzelius, certify that the financial statements of NeuraMetrix, Inc. (a North Carolina Corporation) included in this form are true and complete in all material respects.

Jan Samzelius
CEO
March 18, 2026

Profit and Loss

NeuraMetrix, Inc.

January-December, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
Gross Profit	
Expenses	
Advertising & marketing	
Domain Expense	1,021.68
IT Misc	1,020.00
Website	799.00
Total for Advertising & marketing	**$2,840.68**
Commissions & fees	49.95
Contract labor	31,250.00
General business expenses	
Bank fees & service charges	115.00
Total for General business expenses	**$115.00**
Legal & accounting services	
Accounting fees	35.00
Legal Fees	599.00
Patent fees	2,899.00
Total for Legal & accounting services	**$3,533.00**
Office expenses	
Shipping & postage	33.10
Software & apps	4,552.77
Total for Office expenses	**$4,585.87**
QuickBooks Payments Fees	0.05
Rent	
Equipment rental	21,464.38
Total for Rent	**$21,464.38**
Taxes paid	200.00
Total for Expenses	**$64,038.93**
Net Operating Income	**-$64,038.93**
Net Other Income	
Net Income	**-$64,038.93**

I, Jan Samzelius, certify that the financial statements of NeuraMetrix, Inc. (a North Carolina Corporation) included in this form are true and complete in all material respects.

Jan Samzelius
CEO
March 18, 2026

Statement of Cash Flows

NeuraMetrix, Inc.

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-64,038.93
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	24,328.59
Accounts receivable (A/R)	5.00
Short-term loans from shareholders	19,750.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$44,083.59**
Net cash provided by operating activities	**-$19,955.34**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
Common stock	20,087.50
Net cash provided by financing activities	**$20,087.50**
NET CASH INCREASE FOR PERIOD	**$132.16**
Cash at beginning of period	**$430.18**
CASH AT END OF PERIOD	**$562.34**

I, Jan Samzelius, certify that the financial statements of NeuraMetrix, Inc. (a North Carolina Corporation) included in this form are true and complete in all material respects.

Jan Samzelius
CEO
March 18, 2026

Profit and Loss

NeuraMetrix, Inc.

January-December, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
Gross Profit	
Expenses	
Advertising & marketing	
Domain Expense	1,021.68
IT Misc	1,020.00
Website	799.00
Total for Advertising & marketing	**$2,840.68**
Commissions & fees	49.95
Contract labor	31,250.00
General business expenses	
Bank fees & service charges	115.00
Total for General business expenses	**$115.00**
Legal & accounting services	
Accounting fees	35.00
Legal Fees	599.00
Patent fees	2,899.00
Total for Legal & accounting services	**$3,533.00**
Office expenses	
Shipping & postage	33.10
Software & apps	4,552.77
Total for Office expenses	**$4,585.87**
QuickBooks Payments Fees	0.05
Rent	
Equipment rental	21,464.38
Total for Rent	**$21,464.38**
Taxes paid	200.00
Total for Expenses	**$64,038.93**
Net Operating Income	**-$64,038.93**
Net Other Income	
Net Income	**-$64,038.93**

I, Jan Samzelius, certify that the financial statements of NeuraMetrix, Inc. (a North Carolina Corporation) included in this form are true and complete in all material respects.

Jan Samzelius
CEO
March 18, 2026

Statement of Cash Flows

NeuraMetrix, Inc.

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-64,038.93
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	24,328.59
Accounts receivable (A/R)	5.00
Short-term loans from shareholders	19,750.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$44,083.59**
Net cash provided by operating activities	**-$19,955.34**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
Common stock	20,087.50
Net cash provided by financing activities	**$20,087.50**
NET CASH INCREASE FOR PERIOD	**$132.16**
Cash at beginning of period	**$430.18**
CASH AT END OF PERIOD	**$562.34**

I, Jan Samzelius, certify that the financial statements of NeuraMetrix, Inc. (a North Carolina Corporation) included in this form are true and complete in all material respects.

Jan Samzelius
CEO
March 18, 2026

NeuraMetrix, Inc.

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Initiate Business Checking℠ (5715) - 1	431.17
Wise Checking Account	26.24
Total Bank Accounts	**$457.41**
Accounts Receivable	
Accounts receivable (A/R)	1,044.73
Total Accounts Receivable	**$1,044.73**
Other Current Assets	
Loans to officers	400.00
Total Other Current Assets	**$400.00**
Total Current Assets	**$1,902.14**
TOTAL ASSETS	**$1,902.14**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	82,008.55
Total Accounts Payable	**$82,008.55**
Other Current Liabilities	
Short-term business loans	15,930.10
Short-term loans from shareholders	15,927.54
Total Other Current Liabilities	**$31,857.64**
Total Current Liabilities	**$113,866.19**
Total Liabilities	**$113,866.19**
Equity	
Common stock	66,829.94
Opening balance equity	9.00
Retained Earnings	-108,058.24
Net Income	-70,744.75
Total Equity	**$ -111,964.05**
TOTAL LIABILITIES AND EQUITY	**$1,902.14**

I, Jan Samzelius, certify that the financial statements of [NeuraMetrix, Inc. (a North Carolina Corporation) included in this Form are true and complete in all material respects.

Jan Samzelius
CEO
March 21, 2025

NeuraMetrix, Inc.

Profit and Loss

January - December 2024

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & marketing	
Domain Expense	988.06
Website	799.00
Total Advertising & marketing	**1,787.06**
Business licenses	427.85
Contract labor	41,500.00
General business expenses	
Bank fees & service charges	320.05
Continuing education	10.25
Total General business expenses	**330.30**
Legal & accounting services	
Accounting fees	25.00
Patent fees	2,719.27
Total Legal & accounting services	**2,744.27**
Office expenses	
Printing & photocopying	200.28
Shipping & postage	105.43
Software & apps	946.59
Total Office expenses	**1,252.30**
Rent	
Equipment rental	22,265.90
Total Rent	**22,265.90**
Taxes paid	200.00
Travel	
Airfare	237.07
Total Travel	**237.07**
Total Expenses	**$70,744.75**
NET OPERATING INCOME	**$ -70,744.75**
NET INCOME	**$ -70,744.75**

I, Jan Samzelius, certify that the financial statements of [NeuraMetrix, Inc. (a North Carolina Corporation) included in this Form are true and complete in all material respects.

_____
Jan Samzelius
CEO
March 19, 2025

NeuraMetrix, Inc.

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-70,744.75
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	28,468.63
Short-term business loans	-12,073.77
Short-term loans from shareholders	8,235.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	24,629.86
Net cash provided by operating activities	**$ -46,114.89**
FINANCING ACTIVITIES	
Common stock	46,043.30
Net cash provided by financing activities	**$46,043.30**
NET CASH INCREASE FOR PERIOD	**$ -71.59**
Cash at beginning of period	529.00
CASH AT END OF PERIOD	**$457.41**

I, Jan Samzelius, certify that the financial statements of [NeuraMetrix, Inc. (a North Carolina Corporation) included in this Form are true and complete in all material respects.

Jan Samzelius
CEO
March 19, 2025